For the period ended (b) April 30, 1999
File number (c) 811-7167


                        SUB-ITME 77J

            Restatement of Capital Share Account


Prudential Europe Growth Fund, Inc. accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase distributions in excess of net investment income by
$2,331,507, decrease accumulated net realized gain on investments and foreign currency transactions by $9,623,713,
and  increase paid-in capital by                  $7,292,206
due to the Fund experiencing a net investment loss, realized foreign currency gains and for redemptions utilized as distributions for federal income tax purposes during the year ended April 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.